VIA EDGAR

February 2, 2012

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:           Division of Corporation Finance,

Re:	Re: SSTL, Inc.
Amendment No.1Registration Statement on Form S-1
Filed January 16, 2011
File No. 333-177792

Dear Ladies and Gentlemen:

At the request of SSTL, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 30, 2012 from Loan Lauren P. Nguyen Special Counsel to the Commission to Susan Lokey, Secretary of the Company, relating to Amendment No. 1 to the registration statement on Form S-1 of the Company filed with the Commission on January 18, 2012 (the “Registration Statement”).  We have filed simultaneously Amendment No. 2 to the Registration Statement and have attached a marked copy of such Amendment No. 2 indicating the changes that the Company has made to the Registration Statement.

General

 The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

Registration Statement Cover Page

1.           We note your response to our prior comment 7. Please explain how $0.02 per share constitutes a bona fide estimate of the maximum offering price. Your explanation provides that the $0.02 per share price was the original price paid by the selling shareholders and that this prohibits them from making any profit on sales unless and until there is an active trading market. This fact suggests that the $0.02 per share price is not a bona fide estimate of the maximum offering price. It would appear that the publicly tradeable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. Alternatively, increase the fixed price to a bona fide estimate and pay any additional fee.

Response

The maximum offering price has been changed to $.04 per share and the appropriate fee has been paid.

2.           We note your response to our prior comment 8 and reissue. In your future amendments, please revise the registration statement cover page to include the filing date and amendment number of the amendment.

Response

The filing has been updated accordingly.

Prospectus Summary, page 4

The Company, page 4

3.           We note your disclosure on page 5 that "[you] have not received any revenue through December 31, 2013." In other sections of your prospectus you state that you have received $15,000 in revenues. Please revise for consistency or advise.

Response

The filing has been updated accordingly.

4.           In one of the first three introductory paragraphs of the summary, please revise to provide the financial snapshot of the company. In this regard, revise to disclose your revenues and losses for the most recent audited period and stub period. Also disclose your cash on hand as ofthe most recent practicable date and provide that you have only generated limited revenues to date. Additionally, provide that your auditors have expressed substantial doubt as to whether you can continue as a going concern. This snapshot will help the public evaluate the disclosure as they read the filing. We note that you have some of this disclosure in different sections throughout the summary. Please revise to clearly disclose your financial position at the forefront of the summary.

Response

The filing has been updated in response to the Staff's Comment.

5.           We note your disclosure in the first paragraph on page 5 and your response to our prior comment 24 your racing trucks comply with NASCAR rules. Please revise to disclose here how you have ascertained that you have complied with NASCAR rules. If there is a formal NASCAR certification process, please disclose. Revise throughout accordingly. If there is no NASCAR certification process, disclose such and revise to disclose such risks in the risks factors section.

Response

The filing has been updated in response to the Staff's Comment.

Competition, page 6

6.           We note your response to our prior comment 13 and reissue in part. it appears that you have acquired your race chassis from manufacturers that have sold designed chassis to racing teams that have had success with their chassis. Please revise to remove the claim that your race chassis are "superior" to other race truck chassis as you have not substantiated this claim. Please also substantiate your belief that your "lease charges for [y]our Race Truck rentals are at competitive market leasing rates compared to those charged by [y]our competitors" or remove the disclosure. Additionally, advise whether the named racing teams in the first paragraph on page 6 consists of racing teams and/or rental organizations. If applicable, disclose the key rental organizations that serve as your competitors. Lastly, revise to disclose that you cannot provide any assurance that your similarly designed chassis will attract the same racing teams similar success.

Response

The filing has been updated in response to the Staff's Comment.

Relationship with our majority shareholder, page 6

We note your response to our prior comment 15. It appears, however, that GB Investments, Inc. owns approximately 66 percent of your outstanding stock based 011 16,254,167 shares outstanding. Please revise throughout your prospectus or advise.

Response

The filing has been updated in response to the Staff's Comment.

Risk Factors, page 8
Sale of a substantial number of shares of our common stock, page 12

8.           We note your response to our prior comment 22. It appears, however, that the selling shareholders are selling 11 percent of your shares based on 16,254,167 shares outstanding as of December 31, 2011. Please revise throughout your prospectus or advise.

Response

The filing has been updated in response to the Staff's Comment.

Marketing, page 15

9.           We note your response to our prior comment 26 and reissue in part. Please revise to disclose the estimated costs associated with executing your marketing strategy White's marketing services are unsuccessful.

Response

The filing has been updated in response to the Staff's Comment.

Management's Discussion and Analysis or Plan of Operation, page 17

Plan of Operation, page 17

10.           We note your response to our prior comment 28 and reissue. Please revise significantly to discuss your detailed plan for the next twelve months and then to the point of revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step.

Response

The filing has been updated in response to the Staff's Comment.

Results of Operations, page 18

11.           Refer to the second sentence of the first paragraph on page 18. Revise to disclose the name of the related party.

Response

The filing has been updated in response to the Staff's Comment.

Critical Accounting Policies, page 19

12.           We note your response to our prior comment 32 and reissue part. We note the disclosure that you anticipate that you will run out of money after May 1, 20] 2. However, elsewhere throughout the prospectus you have stated that you will exhaust your funds after May 31, 2012. Please revise for consistency.

Response

The filing has been updated in response to the Staff's Comment.

Management, page 21

13.           We note your response to our prior comment 34 and reissue. Please discuss specific experience, qualifications, attributes or skills of your directors that led to your conclusion that the person should serve as a director. Refer to Item 40 I (e) of Regulation S-K.

Response

The filing has been updated in response to the Staff's Comment.

Security Ownership of Certain Beneficial Owners and Management, page 23

14.           We note your response to our prior comment 35 and reissue. Please revise to provide beneficial ownership information as of the most recent practicable.

Response

The filing has been updated accordingly.

Item 16. Exhibits, page 46

15.           We note your response to our prior comment 42 and reissue. Please delete your references to Speedsport Branding, Inc. on pages 46 and 49.

Response

The filing has been corrected accordingly.

Signatures, page 48

16.           We note your response to our prior comment 44. Please revise your signature page to have your principal executive officer, principal financial officer principal accounting officer or controller sign the registration statement in their individual capacities. These signatures should appear in the second signature block of the signature section.

Response

The filing has been updated in response to the Staff's Comment.

On behalf of the Company, We have arranged for delivery to the attention of Tonya K. Aldave of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No.2

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,
The Bingham Law Group.